August 31, 2007
VIA EDGAR AND HAND DELIVERY
Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	First Advantage Bancorp
Clarksville, Tennessee
Registration Statement on Form S-1
File No. 333-144454
Filed on July 10, 2007
Dear Mr. Friar:
     On behalf of First Advantage Bancorp (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 initially filed by the Company on July 10, 2007.
     The Amended Registration Statement is being filed in response to the staff’s comment letter dated August 13, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the applicable document has been revised in response to the comments. The Amended Registration Statement also reflects revised disclosure to the prospectus in response to comments received from the Office of Thrift Supervision (the “OTS”) on the Application for Conversion on Form AC filed by First Federal Savings Bank (the “Bank”). A courtesy copy of the OTS response letter, which includes all OTS comments and the Bank’s responses, is enclosed.
Summary, page 1
1.	We suggest that directly under “First Federal Savings Bank” on page 1 you include a new sub caption that gives a very brief introduction to the Company and its recent history, including its problems. Suggested topics that might be introduced could be:

Mr. William Friar
U.S. Securities and Exchange Commission
August 31, 2007

•	Quantify the amount of total assets and the percentage of loans by principal type.

•	Disclose the recent net loss and the basic reasons for this situation. Encompass, but do not limit yourself to, the current problems described at the top of page 15 through the middle of the eleventh line.

•	Changes in management.

•	Note your lending and deposit situation, noting that generally they have declined since 2002.

•	Introduce the market situation described in the third and fourth paragraphs on page 55 of the appraisal, particularly the fact that your market area is “significantly over banked.” Note also at “Strong competition within our primary market areas...,” page 16, and in the body of the text.
Response to Comment No. 1:
     Please see the additional disclosure on page 1 of the prospectus.
Our Operating Strategy, page 1
2.	Disclose when the current officers took control of the bank.
Response to Comment No. 2:
     Please see the revised disclosure on page 3 of the prospectus.
3.	Please explain here, and in the body of the filing, what you mean at the first bullet on page 2 where you reference “ongoing efforts to remedy operational deficiencies.” We do not find any disclosure that seems to relate to these specific deficiencies.
Response to Comment No. 3:
     Please see the revised disclosure on pages 3 and 45 of the prospectus.
How We Will Use the Proceeds, page 12
4.	Please include greater specificity as to how you will use the proceeds. If you can not because you do not know how you will use them, please clarify and explain why you are making this offering now.

Mr. William Friar
U.S. Securities and Exchange Commission
August 31, 2007

Response to Comment No. 4
     Please see the revised disclosure on page 13 of the prospectus.
Risk Factors, page 14
5.	Please revise this section to delete statements that “you cannot assure” an event, or similar language. If you could assure such events the risk factor would not be warranted. For example, note at the first risk factor on page 15.
Response to Comment No. 5:
     Please see revisions to the individual risk factors on pages 16, 18 and 19 of the prospectus.
We have had to restate our recent financial statements..., page 14
6.	Please identify the basic reasons for the restatement.
Response to Comment No. 6:
     Please see the revised disclosure on page 15 of the prospectus.
Use of Proceeds, page 22
7.	Please revise to reduce the offering proceeds by the cost of common stock to be acquired related to your restricted stock and stock option plans or tell us why you believe these adjustments should not be included.
Response to Comment No. 7:
     The Company does not believe these adjustments should be included because, unlike the employee stock ownership plan which will be implemented at the closing of the offering and funded at closing with a loan from the Company using a portion of the net offering proceeds, the restricted stock and stock option plans will not be implemented or funded at the closing of the offering. Furthermore, the implementation of the restricted stock and stock option plans is subject to certain contingencies, namely stockholder approval and the passage of time, which also differentiates these plans from the employee stock ownership plan. Applicable Office of Thrift Supervision regulations provide that the restricted stock and stock option plans cannot be implemented earlier than six months following the completion of the offering and cannot be implemented during the first year following the completion of the offering without stockholder approval. After the first year following conversion, stockholder approval is still required under the rules of the Nasdaq Stock Market, on which the Company expects to quote its common stock.

Mr. William Friar
U.S. Securities and Exchange Commission
August 31, 2007

Accordingly, the Company believes these adjustments should not be made to the offering proceeds.
Our Dividend Policy, page 24
8.	In the first sentence of this section, disclose in clear English what your dividend policy is. Revise and reduce paragraph one to make it useful and informative to investors.
Response to Comment No. 8:
     Please see the revised disclosure on page 25 of the prospectus.
Capitalization, page 26
9.	Please revise to reduce pro forma stockholders’ equity for the cost of common stock to be acquired related to your stock option plan or tell us why you believe this adjustment should not be included.
Response to Comment No. 9:
     The Company believes this adjustment should not be included because, unlike the employee stock ownership and the restricted stock plan, the Company will receive capital in the form of the exercise price that the option holders will be required to pay to the Company upon the exercise of options. The stock option plan will require that options be granted at fair market value. For purposes of the pro forma disclosures in the prospectus, the exercise price of options is assumed to be the $10 offering price per share.
Regulatory Capital Compliance, page 27
10.	Please revise to present the pro forma increase in GAAP and regulatory capital as the amount contributed to First Federal Savings Bank since it appears that the ESOP and the MRP are funded by First Advantage Bancorp and not First Federal Savings Bank or tell us why you believe these adjustments are not appropriate.
Response to Comment No. 10:
     The reconciliation table on page 28 of the prospectus has been revised to delete the adjustment for the MRP (i.e., restricted stock plan). The Company does not believe that a similar adjustment should be made for the ESOP because even though the ESOP will be funded with a loan from the Company, the Bank will incur the compensation expense associated with the ESOP because the employees of the Bank will be the ESOP participants.

Mr. William Friar
U.S. Securities and Exchange Commission
August 31, 2007

Pro Forma Data, page 28
11.	Please revise to reduce net investable proceeds and pro forma stockholders’ equity for the cost of common stock to be acquired related to your stock option plan or tell us why you believe this adjustment should not be included.
Response to Comment No. 11:
     Please see the response to comment 9 above.
Transactions with First Federal Savings Bank, page 85
12.	Please provide all three statements required by Instruction 4.c to Item 404(a)(5). Note that this relates to any applicable loans outstanding during the period referenced in Item 404(a). If any of these loans were made at reduced interest rates, as you discuss at the top of page 86, provide the information required by Item 404(a)(5) for each such loan.
Response to Comment No. 12:
     Please see the revised disclosure on page 87 of the prospectus.
Marketing Arrangements, page 108
13.	In the first paragraph on page 108, disclose the dollar amount, at the maximum, represented by 1% and 5.5% of the offering.
Response to Comment No. 13:
     Please see the revised disclosure on page 109 of the prospectus.
Note 2: Nature of Operations and Summary of Significant Accounting Policies
Allowance for Loan Losses, page F-10
14.	If true, please revise to confirm here that your allowance for loan losses represents your estimate of probable losses inherent in the portfolio.
Response to Comment No. 14:
     Please see the revised disclosure on page F-11 of the Company’s financial statements.

Mr. William Friar
U.S. Securities and Exchange Commission
August 31, 2007

Mortgage Servicing Rights, page F-11
15.	Please revise to disclose how your adoption of SFAS 156 affected your accounting policies for mortgage servicing rights.
Response to Comment No. 15:
     Please see the revised disclosure on page F-13 of the Company’s financial statements.
Note 14: Related-Party Transactions, page F-27
16.	Please revise to disclose the nature of the reclassifications in your roll forward of related party loans.
Response to Comment No. 16:
     Please see the revised disclosure on page F-30 of the Company’s financial statements.
Opinions, Exhibits 5.1 and 8.1
17.	Please file complete opinions, rather than forms of opinion.
Response to Comment No. 17:
     Complete opinions are included as Exhibits 5.1 and 8.1 to the Amended Registration Statement.
Exhibit 8.1
18.	Please revise to indicate that this opinion addresses all of the material federal income tax consequences.
Response to Comment No. 18:
     The first sentence of the opinion has been revised accordingly. Please see Exhibit 8.1 to the Amended Registration Statement.
*      *      *      *
     The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William Friar
U.S. Securities and Exchange Commission
August 31, 2007

     Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned at (202) 362-0840. Thank you for your assistance.
Very truly yours,
MULDOON MURPHY & AGUGGIA LLP
/s/ Victor L. Cangelosi
Victor L. Cangelosi
Enclosures

cc:	David Lyon, U.S. Securities and Exchange Commission
Mike Volley, U.S. Securities and Exchange Commission
Kevin Vaughn, U.S. Securities and Exchange Commission
Donald W. Dwyer, Office of Thrift Supervision — DC
Lane Langford, Office of Thrift Supervision — DC
David Permut, Office of Thrift Supervision — DC
Roger Smith, Office of Thrift Supervision —DC
Valarina Oliver-Dumont, Office of Thrift Supervision — SE
Earl O. Bradley, III, Chief Executive Officer
John T. Halliburton, President
Patrick C. Greenwell, Chief Financial Officer
James R. Pack, Treasurer
Douglas Keller, BKD LLP
Benjamin Howard, BKD LLP
Harold Hanley, KBW
Charles Sloane, KBW
Douglas Reidel, KBW
James Crotty, KBW
Michael Keller, Keller & Company
John Shaffer, Keller & Company
Ronald Riggins, RP Financial
James Hennessey, RP Financial
James Stewart, Esq., Malizia Spidi & Fisch
Gary R. Bronstein, Esq.
Eric S. Kracov, Esq.
Stephen F. Donahoe, Esq.
Suzanne Walker, Esq.